UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-17071

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

First Merchants Corporation
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

First Merchants Corporation

Retirement Income and Savings Plan

EIN 35-1544218 PN 002

Accountants’ Report and Financial Statements

December 31, 2008 and 2007

First Merchants Corporation

Retirement Income and Savings Plan

December 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions	11
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm

Audit and Administrative Committee

First Merchants Corporation Retirement Income and Savings Plan

Muncie, Indiana

We have audited the accompanying statements of net assets available for benefits of First Merchants Corporation Retirement Income and Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Merchants Corporation Retirement Income and Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4, the Plan changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157 in 2008.

The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Indianapolis, Indiana

June 17, 2009

Federal Employer Identification Number: 44-0160260

First Merchants Corporation

Retirement Income and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

Assets
	2008	2007
Investments, at fair market value
Common stock	$1,293,563	$898,880
Mutual funds	28,919,211	41,109,136
Collective investment fund	2,068,009	1,917,967
Money market funds	4,197,096	2,383,076
Participant loans	23,355	70,133
Total investments	36,501,234	46,379,192
Receivables
Accrued income	1,979	15,511
Employer contributions	1,632,101	1,467,396
Total receivables	1,634,080	1,482,907
Cash	18,514	17,229
Net Assets Available for Benefits, at Fair Market Value	38,153,828	47,879,328
Adjustment from fair value to contract value for
interest in collective investment fund relating to fully
benefit-responsive investment contracts	(8,289)	(9,487)
Net Assets Available for Benefits	$38,145,539	$47,869,841

See Notes to Financial Statements	2

First Merchants Corporation

Retirement Income and Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Investment Income (Loss)
Net depreciation in fair value of investments	$(15,326,198)	$(1,638,645)
Interest and dividends	1,479,815	4,251,214
Net investment income (loss)	(13,846,383)	2,612,569
Contributions
Participants	3,083,642	2,864,855
Employer	2,677,512	2,394,262
Rollovers	1,175,305	324,418
Other contributions	1,229	10,636
	6,937,688	5,594,171
Total additions (deductions)	(6,908,695)	8,206,740
Deductions
Benefts paid to participants	2,814,794	5,451,185
Other expenses	813	—
Total deductions	2,815,607	5,451,185
Net Increase (Decrease)	(9,724,302)	2,755,555
Net Assets Available for Benefits, Beginning of Year	47,869,841	45,114,286
Net Assets Available for Benefits, End of Year	$38,145,539	$47,869,841

See Notes to Financial Statements	3

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1:	Description of Plan

The following description of First Merchants Corporation Retirement Income and Savings Plan (Plan) provides only general information. Participants should refer to the Plan Documentand Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). First Merchants Trust Company is the trustee and recordkeeper of the Plan. Fidelity is the custodian for a majority of the Plan’s assets.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Corporation make annual contributions of up to 75% of eligible compensation up to the maximum allowed by law. Employee rollover contributions are also permitted. Effective January 1, 2007, the Plan accepts Roth elective deferrals made on behalf of participants.

Prior to March 1, 2005, the Corporation made matching contributions of its employees’ salary deferral amounts of 25% of the first 5% of employees’ eligible compensation for all participating employees. After March 1, 2005, the matching contribution described above is the only type of employer contribution granted to grandfathered participants who are at least age 55 and credited with at least ten years of service at February 28, 2005. The remaining participants may receive three different types of employer contributions. The Corporation’s contributions are as follows:

•	Retirement security contributions: range from 2% of pay to 7% of pay based on years of continuous service. The participant must have 1,000 hours of service and be employed at the end of the Plan year.
•	Matching contributions: 50% of the first 6% of employees’ eligible compensation for all participating employees.
•

Transition contributions: 3% of eligible compensation for all participants who are at least age 45, credited with at least ten years of service at February 28, 2005 and were participating in the Corporation’s defined-benefit plan at February 28, 2005. The participant must have 1,000 hours of service and be employed at the end of the plan year. This contribution will only be applicable through the 2009 Plan year.

4

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The entry date for retirement security and transition contributions is March 1, 2005, and each subsequent January 1. Catch-up contributions are also available for participants after they reach 50 years of age before the end of the applicable year.

The Plan Document also includes an automatic deferral feature whereby a participant is treated as electing to defer 3% of eligible compensation unless the participant made an affirmative election otherwise. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds as well as Corporation common stock. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. Allocations to the Corporation’s common stock are generally limited to 25% of the applicable account balance.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Corporation’s contribution and Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions and rollover contribution accounts plus earnings thereon. Vesting in the Corporation’s matching contribution portion of their accounts plus earnings thereon is based on years of credited service. A participant is fully vested in the matching contribution portion of their account after five years of credited service. In 2006, the vesting in the retirement security contribution portion of their account plus earnings was 100% after five years of credited service and vesting in the transition contribution portion of their account plus earnings is immediate since all eligible participants have at least ten years of service. Effective January 1, 2007, the Plan was amended to change the vesting of the Corporation’s retirement security contribution portion of participant’s accounts to 100% after three years of credited service. The nonvested balance is forfeited upon termination of service. Forefeitures are used to reduce the Corporation’s contribution or to pay reasonable administrative expenses of the Plan.

Payment of Benefits

Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under circumstances provided by the Plan. At December 31, 2008 and 2007, Plan assets include approximately $2,200 and $55,900, respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

5

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Method of Accounting

The accompanying financial statements are prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at amortized costs, which approximates fair value. Investment in the Corporation’s common stock is valued at the quoted market price on the last business day of the plan year. The Plan’s interest in the collective investment fund (Federated Capital Preservation Fund) is valued based on information reported by the investment advisor using the audited financial statements of the collective investment fund at year-end.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

6

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Tax Status

The Plan obtained its latest determination letter in September 2001, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Participant Loans

Effective March 1, 2005, participant loans were acquired from merged plans. Participant loans have never been granted by the Plan. Effective March 1, 2005, no new loans will be permitted under the Plan with respect to any merged plan that had an active loan program. Any outstanding loan will continue to be repaid based on the term of the loan from the merged plan.

Administrative Expenses

Administrative expenses may be paid by the Corporation or the Plan, at the Corporation’s discretion.

7

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 3:	Investments

At December 31, 2008, the Plan’s investments are held by Fidelity and the Corporation. TheFederated Capital Preservation Fund included in Plan assets may be subject to withdrawal charges upon contract termination. Crediting interest rates on the guaranteed interest portion of the investment contract are determined by the issuer. The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

		2008
	Net
	Appreciation		Fair
	(Depreciation)		Value
	in Fair Value		at End
	During Year		of Year
Common stock	$87,275		$1,293,563
Mutual funds	(15,413,473)		28,919,211
Federated Capital Preservation Fund	—		2,068,009
Money market fund	—		4,197,096
Participant loans	—		23,355
	$(15,326,198)		$36,501,234

		2007
	Net		Fair
	Depreciation		Value
	in Fair Value		at End
	During Year		of Year
Common stock	$(207,150)		$898,880
Mutual funds	(1,431,495)		41,109,136
Federated Capital Preservation Fund	—		1,917,967
Money market fund	—		2,383,076
Participant loans	—		70,133
	$(1,638,645)		$46,379,192

Interest and dividends realized on the Plan’s investments for the years ended 2008 and 2007 were $1,479,815 and $4,251,214, respectively.

8

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The fair values of individual investments that represented 5% or more of the Plan’s assets were as follows:

	2008	2007
PIMCO Total Return Fund	$3,157,723	$2,565,006
Goldman Sachs Mid Cap Equity Fund	2,563,196	4,462,526
MFS Value Fund	3,776,078	5,427,506
American Funds Amcap Fund	3,597,986	5,662,008
Oppenheimer Main Street Fund	—	2,741,236
Oppenheimer Small & Mid Cap Value Fund	—	3,743,401
Federated Government Obligations Fund	4,197,096	—
Federated Capital Preservation Fund	2,068,009	—
Federated U.S. Government Fund	2,116,087	—
Franklin Small Cap Value Fund	1,977,331	—

Note 4:	Disclosures About Fair Value of Assets and Liabilities

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

9

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy. The Plan has no liabilities measured on a recurring basis and has no assets or liabilities measured on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock, mutual funds and a money market fund. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include a collective investment fund. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include participant loans.

The following table presents the fair value measurements of assets recognized in the accompanying statement of net assets available for benefits measured at fair value on a recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements Using

		Quoted Prices	Significant
		in Active	Other	Significant
		Markets	Observable	Unobservable
	Fair	for Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Common Stock	$1,293,563	$1,293,563	$—	$—
Mutual Funds	28,919,211	28,919,211	—	—
Money Market Fund	4,197,096	4,197,096	—	—
Collective Investment Fund	2,068,009	—	2,068,009	—
Participant Loans	23,355	—	—	23,355
	$36,501,234	$34,409,870	$2,068,009	$23,355

10

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statement of net assets available for benefits using significant unobservable (Level 3) inputs:

Participant
Loans
Balance, January 1, 2008	$70,133
Loan repayments and defaults	(46,778)
Balance, December 31, 2008	$23,355

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in First Merchants Corporation common stock. Activity at fair value was as follows:

First Merchants
Corporation
Common
Stock
Balance, January 1, 2007	$1,180,998
Changes	(282,118)
Balance, December 31, 2007	898,880
Changes	394,683
Balance, December 31, 2008	$1,293,563

The Corporation provides certain administrative services at no cost to the Plan.

11

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 6:	Nonexempt Transactions

Defined-contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets, but no later than the 15th business day of the month following the month in which the participant contributions are withheld by the employer. Contributions of $185 were not remitted within the required time period for the year ended December 31, 2008. These contributions were remitted during the December 31, 2009 Plan year.

Note 7:	Plan Amendments

Effective January 1, 2007, the Plan was amended to change the vesting of the Corporation’s retirement security contribution portion of participant’s accounts to 100% after three years of credited service from 100% after five years of credited service.

Also effective January 1, 2007, the Plan was amended to accept Roth 401(k) elective deferrals made on behalf of participants.

Note 8:	Significant Estimates and Concentrations

Current Economic Conditions

The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Note 9:	Subsequent Event

On December 31, 2008, the Corporation acquired Lincoln Bank headquartered in Plainfield, Indiana. Effective January 1, 2009, approximately 235 former Lincoln Bank employees began participating in the Plan.

12

Supplemental Schedules

First Merchants Corporation

Retirement Income and Savings Plan

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

December 31, 2008

Employer Identification Number: 35-1544218 Plan Number: 002

Identity	Relationship	Description	Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions

First Merchants Corporation	Employer and Sponsor	Employee deferral for December 29, 2008 was not remitted to the Plan within the required time period established by the DOL.	$ 185	2

13

First Merchants Corporation

Retirement Income and Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

Employer Identification Number: 35-1544218 Plan Number: 002

(a)(b)	(c)		(e)
Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Par or Maturity Value		Current Value
Common Stock
*First Merchants Corporation	58,242	shares	$1,293,563
Mutual Funds
AIM Small Cap Equity Fund	94,181	shares	744,968
AIM Real Estate Fund	24,969	shares	352,315
American Funds Amcap Fund	302,098	shares	3,597,986
American Funds Europacific Fund	17,581	shares	484,529
American Funds High Income Trust Fund	85,363	shares	667,540
American Funds Capital World Bond	18,741	shares	353,079
Blackrock Small Cap Growth Fund	77,964	shares	626,828
Federated U.S. Government Fund	175,028	shares	2,116,087
Federated International Small-Mid Co Fund	27,142	shares	531,979
Fidelity Advisor Diversified International Fund	51,910	shares	628,110
Fidelity Advisor Freedom 2010 Fund	50,138	shares	431,187
Fidelity Advisor Freedom 2015 Fund	29,365	shares	249,603
Fidelity Advisor Freedom 2020 Fund	59,062	shares	505,568
Fidelity Advisor Freedom 2025 Fund	24,492	shares	199,121
Fidelity Advisor Freedom 2030 Fund	34,296	shares	288,090
Fidelity Advisor Freedom 2035 Fund	18,598	shares	146,368
Fidelity Advisor Freedom 2040 Fund	14,088	shares	117,777
Fidelity Advisor Freedom 2045 Fund	8,967	shares	57,927
Fidelity Advisor Freedom 2050 Fund	6,249	shares	39,432
First American Mid Cap Growth Opportunity Fund	40,792	shares	881,506
First American Equity Index Fund	76,923	shares	1,260,766
First American Mid Cap Index Fund	97,168	shares	742,366
Franklin Small Cap Value Fund	74,002	shares	1,977,331
Goldman Sachs Mid Cap Equity Fund	117,255	shares	2,563,196
MFS Value Fund	216,767	shares	3,776,078
MFS Massachusetts Investors Trust Fund	126,032	shares	1,687,565
PIMCO Total Return Fund	311,412	shares	3,157,723
Templeton Foreign Fund	167,622	shares	734,186
			28,919,211
Collective Investment Fund
Federated Capital Preservation Fund	205,972	shares	2,068,009
Money Market Fund
Federated Government Obligations Fund	4,197,096	shares	4,197,096
*Participant Loans	5.00% - 6.25%		23,355
			$36,501,234

*Party-in-interest

14

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of First Merchants Corporation on Form S-8 (File Number 333-50484) of our report dated June 17, 2009, of our audit on the financial statements of First Merchants Corporation Retirement Income and Savings Plan for the year ended December 31, 2008, which report is included in its Annual Report on Form 11-K.

BKD, LLP

Indianapolis, Indiana
June 24, 2009